Item 1. Security and Issuer

    (a) Title of Class of Securities:

    Common Shares, no par value

    (b) Name of Issuer:

    Electra Battery Materials Corporation

    (c) Address of Issuer's Principal Executive Offices:

    133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

Item 1 Comment:

This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on July 25, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

Transaction Support Agreement

On August 21, 2025, the Fund entered into a Transaction Support Agreement (together with all exhibits thereto, the "Transaction Support Agreement") with the Issuer and all other holders of the Issuer's outstanding Notes (such holders of the Notes, together with the Fund, the "Consenting Convertible Noteholders"). Under the Transaction Support Agreement, the Issuer and the Consenting Convertible Noteholders have agreed to act in good faith to consummate the following transactions (the "Transactions"), subject to certain conditions, and have undertaken other customary commitments to one another:

- Each Consenting Convertible Noteholder will exchange 60% of the aggregate principal amount of, and the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on, such Consenting Convertible Noteholder's Notes for Common Shares at a price of US$0.60 per Common Share (the "Equity Exchange").

- Each Consenting Convertible Noteholder will exchange 40% of the aggregate principal amount of, and the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on, such Consenting Convertible Noteholder's Notes for an equal aggregate principal amount of a new term loan (the "New Term Loan") incurred by the Issuer and maturing three years after its incurrence. Interest on the New Term Loan will be payable at the Issuer's election in cash at a rate of 8.99% per annum or in kind at a rate of 11.125% per annum. Similar to the Notes, the New Term Loan will be guaranteed by substantially all of the Issuer's subsidiaries and secured by first-priority liens on substantially all of the Issuer and each guarantor's assets.

- The Issuer will use its reasonable best efforts to complete an offering of units raising at least US$30.0 million of gross cash proceeds on terms reasonably acceptable to the Consenting Convertible Noteholders (the "New Equity Offering"). Each of the units sold in the New Equity Offering will consist of one Common Share and one full warrant to purchase one Common Share at an exercise price of US$1.25 per share, which warrants will have a term of 3 years and will be exercisable only for cash. The proceeds of the New Equity Offering will be used (i) to redeem or repay all amounts owing under the Bridge Notes (as defined below), (ii) to pay transaction expenses incurred in connection with the Transactions, (iii) in the event the Issuer raises more than US$34.5 million in the New Equity Offering, all amounts in excess of US$34.5 million to repurchase Notes (at a purchase price of par plus accrued and unpaid interest (including any deferred interest amounts)) otherwise subject to exchange in the Equity Exchange, (iv) for refinery construction, and (v) for other general corporate purposes.

- Each Consenting Convertible Noteholder, severally and not jointly, will agree to backstop a portion of US$10.0 million of units to be sold in the New Equity Offering at a price of US$0.75 per unit, subject to the conditions described below. The price paid per unit by each Consenting Convertible Noteholder pursuant to its backstop obligation must be the same as the price per unit paid by all other investors participating in the New Equity Offering. The backstop commitments of the Consenting Convertible Noteholders will be reduced to the extent that third party investors purchase more than US$20.0 million units in the New Equity Offering.

The Transactions are expected to be completed concurrently with each other, with the date of such completion being referred to as the "Transaction Effective Date." The obligations of the Consenting Convertible Noteholders to complete the Transactions will be subject to certain conditions, including, among others, (i) the Issuer's continued eligibility to receive under the Issuer's existing grants from the U.S. Department of Defense, (ii) the concurrent closing of the New Equity Offering raising aggregate gross cash proceeds of at least US$30.0 million, (iii) the receipt of all necessary shareholder approvals under applicable laws and the rules and regulations of the TSX Venture Exchange and the Nasdaq Stock Market and (iv) the negotiation and execution of definitive documentation for the transactions on terms acceptable to the Issuer and the Consenting Convertible Noteholders.

The Issuer has also agreed, as of the Transaction Effective Date, to amend each royalty agreement entered into with the Consenting Convertible Noteholders to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all such royalty agreements from US$6.0 million to US$10.0 million.

From and after the Transaction Effective Date, the Issuer's board of directors (the "Board") will consist of no more than 7 directors and the Consenting Convertible Noteholders will have the right to appoint (i) three members of the Board, with one of the directors to be chairperson of the Board, until such time as no Consenting Convertible Noteholder owns at least 20% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions), (ii) two members of Board until such time as no Consenting Convertible Noteholder owns at least 15% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions), and (iii) one member of the Board until such time as no Consenting Convertible Noteholder owns at least 10% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

If the Board determines in good faith, after considering the advice of outside counsel, that taking certain actions, or refraining to take certain actions, is reasonably required for the Board to comply with its fiduciary duties under applicable law, the Transaction Support Agreement provides that the Board may elect not to take, or refrain to take, such actions (the "Fiduciary Out").

The Transaction Support Agreement will automatically terminate upon the earliest to occur of (i) 5:00 p.m. (prevailing Eastern Time) on October 21, 2025, unless extended, (ii) one business day after the Issuer notifies the Consenting Convertible Noteholders that it will be or was unable to obtain shareholder approval for the

Transactions or that any other conditions in the definitive documentation for the Transactions is unable of being satisfied prior to October 21, 2025, (iii) the occurrence of an event of default under the Notes, Bridge Notes or any Royalty Agreement occurring after the Transaction Support Agreement became effective and unrelated to the Transaction Support Agreement or the Transactions, (iv) the date and time that the Issuer announces it or the Board does not intend to support the Transactions, it intends to accept an Alternative Transaction (as defined in the Transaction Support Agreement) or it executes a definitive written agreement with respect to an Alternative Transaction, (v) the Transaction Effective Date and (vi) written notice of a material breach of the Transaction Support Agreement, which shall include notice by the Issuer of an election of the Fiduciary Out, that remains uncured or unwaived for five business days.

The Consenting Convertible Noteholders have agreed to provide relief under the minimum liquidity covenant contained in the indentures governing the Notes such that, so long as the Transaction Support Agreement remains in effect, the Issuer will only be required to maintain minimum liquidity of US$1.9 million during September 2025 and US$1.4 million during October 2025. The Consenting Convertible Noteholders have also agreed that, if the Transaction Support Agreement is terminated for any reason other than clause (iii) above, the failure by the Issuer to comply with the liquidity covenants contained in the indentures governing the Notes during the period from the date of such termination until the tenth day after the date the Transaction Support Agreement is terminated will not constitute an event of default with respect to the Notes if, and only if, such failures to comply have been cured prior to the tenth day after the date the Transaction Support Agreement is terminated.

The foregoing description of the Transaction Support Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Support Agreement (including the exhibits thereto), a copy of which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Bridge Notes

Under the Transaction Support Agreement, the Consenting Convertible Noteholders also agreed to, severally and not jointly, purchase from the Issuer US$2.0 million aggregate principal amount of notes (the "Bridge Notes") at par, with the Fund purchasing $377,252.31, from cash on hand. The Bridge Notes will be senior unsecured obligations of the Issuer guaranteed by each of the Issuer's subsidiaries guaranteeing the Notes. The Bridge Notes will mature 90 days following their issuance and will bear interest payable in cash at maturity at a rate of 12.00% per annum. The Issuer may redeem the Bridge Notes at any time, in full or in part, without penalty and must redeem the Bridge Notes using the proceeds of the New Equity Offering on the Transaction Effective Date. The purchase of the Bridge Notes occurred on August 22, 2025.

Concurrently with the purchase of the Bridge Notes, the Notes were amended such that any event of default on the Bridge Notes will constitute an event of default under the Notes.

Concurrently with the funding of the Bridge Notes, the Consenting Convertible Noteholders entered into a Board Nomination Agreement (the "Board Nomination Agreement") with the Issuer providing the Consenting Convertible Noteholders with the right to appoint one member to the Board until the earlier of the Transaction Effective Date and November 20, 2025.

The foregoing description of the Bridge Notes and Board Nomination Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Notes and Board Nomination Agreement, copies of which are attached hereto as Exhibit 99.10 and 99.11 and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99;9 – Transaction Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 25, 2025

Exhibit 99.10 – Form of Bridge Note (incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 25, 2025

Exhibit 99.11 – Form of Board Nomination Agreement (incorporated by reference to Exhibit 99.3 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 25, 2025